Build Acquisition Corp.

3500 Jefferson, Suite 303

Austin, Texas 78731

March 12, 2021

VIA EDGAR

Matthew Crispino

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission 100 F Street, NE

Washington, D.C. 20549

Attn:	Matthew Crispino

Office of Technology

Re:	Build Acquisition Corp.

Registration Statement on Form S-1

Filed February 26, 2021, as amended

File No. 333-253664

Dear Mr. Crispino:

Build Acquisition Corp. (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:00 P.M., Washington, D.C. time, on March 16, 2021 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Very truly yours,

BUILD ACQUISITION CORP.

By:	/s/ Zeynep Young
Zeynep Young
Co-Chief Executive Officer

Cc:	William B. Nelson, Shearman & Sterling LLP

Christopher M. Forrester, Shearman & Sterling LLP

[Signature Page to Company Acceleration Request]